Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits

	Six months ended
	September 30,		Fiscal Year Ended March 31,
	2008	2007	2008	2007	2006	2005	2004

Income before income taxes	(4,813)	14,792	27,362	28,594	22,558	18,432	19,198
Income tax expense	(2,228)	4,863	8,949	9,566	6,903	5,369	6,332
Net income	(2,585)	9,929	18,413	19,028	15,655	13,063	12,866
Fixed charges(1)	2,927	4,122	8,572	7,882	4,908	-	-
Earnings (for ratio calculation)	(1,886)	18,914	35,934	36,476	27,466	18,432	19,198
Ratio of earnings to fixed charges	--(2)	4.59x	4.19x	4.63x	5.60x	--	--

(1) In each case, fixed charges consist of interest expense on Federal Home Loan Bank advances and other borrowings.
(2) The earnings coverage for the six months ended September 30, 2008 were inadequate to cover total fixed charges. The coverage deficiency for the period was $1.9 million.